Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-XXXXX) and related Prospectus of Covanta Holding Corporation (formerly known as Danielson Holding Corporation) for the registration of common stock, preferred stock, warrants, senior debt securities and subordinated debt securities, and to the incorporation by reference therein of our reports dated March 8, 2006, with respect to the consolidated financial statements and schedules of Covanta Holding Corporation, Covanta Holding Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Covanta Holding Corporation, included in its Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Metropark, New Jersey
May 11, 2006